Columbia Funds Series Trust I

Columbia Funds Variable Insurance Trust

Columbia Funds Institutional Trust

Columbia Funds Series Trust

Columbia Funds Variable Insurance Trust I

Banc of America Funds Trust

Columbia Funds Master Investment Trust, LLC

February 3, 2009

VIA EDGAR

U. S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Columbia Funds Series Trust I (File No. 811-04367)
Columbia Funds Variable Insurance Trust (File No. 811-05199)
Columbia Funds Institutional Trust (File No. 811-05857)
Columbia Funds Series Trust (File No. 811-09645)
Columbia Funds Variable Insurance Trust I (File No. 811-08481)
Banc of America Funds Trust (File No. 811-21862)
Columbia Funds Master Investment Trust, LLC (File No. 811-09347)
(each, a “Registrant” and collectively, the “Registrants”)

Ladies and Gentlemen:

On behalf of the Registrants, enclosed for filing, pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, as amended (the “1940 Act”), are the following documents:

1)	a copy of the Registrants’ Joint Insured Bond for the period November 30, 2008 through November 30, 2009, attached as Exhibit 1;

2)	a copy of the resolutions of each Registrant’s Board of Trustees approving the amount, type, form and coverage of the Joint Insured Bond and the portion of the premium paid by each of the Registrants, attached as Exhibit 2;

3)	a copy of the agreement dated as of November 30, 2008 entered into pursuant to Rule 17g-1(f) under the 1940 Act attached as Exhibit 3; and

4)	a statement showing the amount of the single insured bond that each Registrant would have provided and maintained had it not been named as an insured under the Joint Insured Bond attached as Exhibit 4.

Please contact me at (617) 772-3289 if you have any questions.

Sincerely,

/s/ Julie B. Lyman
Julie B. Lyman
Assistant Secretary

Attachments

cc:	M. Uva (w/o attachments)
B. Vallan (w/o attachments)